UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                               AMENDMENT NO. 3 TO
                        FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ---------------------------------

                                 Conectiv, Inc.
                                 800 King Street
                           Wilmington, Delaware 19899
                       ----------------------------------

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                       ----------------------------------

                 (Name of top registered holding company parent)

Barbara S. Graham                                Michael J. Barron
President                                        Vice President
Conectiv, Inc.                                   Conectiv, Inc.
800 King Street                                  6801 Black Horse Pike
Wilmington, Delaware 19899                       Egg Harbor Township,
                                                 New Jersey 08234

                   (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Joanne C. Rutkowski, Esq.                        James M. Cotter, Esq.
William S. Lamb, Esq.                            Vincent Pagano, Jr., Esq.
H. Liza Moses, Esq.                              Simpson Thacher & Bartlett
LeBoeuf, Lamb, Greene &                          425 Lexington Avenue
  MacRae, L.L.P.                                 New York, New York  10017
125 West 55th Street
New York, New York  10019

Dale Stoodley, Esq.                              James E. Franklin II, Esq.
Delmarva Power & Light Company                   Atlantic Energy, Inc.
800 King Street                                  6801 Black Horse Pike
Wilmington, Delaware  19899                      Egg Harbor Township,
                                                 New Jersey  08234


The Form U-1 Application/Declaration in this proceeding, originally filed with the Commission on July 2, 1997 and amended on August 13, 1997 and November 26, 1997, is hereby amended to the extent indicated below.


1.  Item 1.A.1. is restated to read as follows:

    "1.  General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, Conectiv hereby requests authorization and approval of the Commission to acquire, by means of the Mergers described below, all of the issued and outstanding common stock of Delmarva and Atlantic. Conectiv also hereby requests that the Commission approve:

(i) the designation of Support Conectiv ("Support Conectiv") as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Service Agreement as a basis for Support Conectiv to comply with Section 13 of the Act and the Commission's rules thereunder;

(ii) the acquisition by Conectiv of the gas properties of Delmarva and the continued operation of Delmarva as a combination utility; and

(iii) the acquisition by Conectiv of the nonutility activities, businesses and investments of Delmarva and Atlantic."


2.   Item 1.B.1.c.iii. is restated to read as follows:

     "iii. Delmarva's Subsidiaries

     In conjunction with the Mergers, Delmarva's existing subsidiaries will be reorganized. Delmarva's direct subsidiaries, except DPF I, are not expected to remain subsidiaries of Delmarva but instead are expected to become direct or indirect subsidiaries of Conectiv. At present, these direct subsidiaries of Delmarva are Conectiv Services, Inc., Conectiv Communications, Inc., Delmarva Capital Investments, Inc. ("DCI"), Delmarva Services Company, Delmarva Energy Company, Conectiv Solutions LLC and East Coast Natural Gas Cooperative, LLC ("ECNG"). As described below, DCI is a holding company for a variety of non-utility interests."


3.   Item 1.B.3. is restated to read as follows:

     "3.  Nonutility Subsidiaries

     Both Delmarva and Atlantic engage indirectly, through subsidiaries and affiliates, in various nonutility activities related to the systems' core utility businesses.

     a.   Delmarva

     Delmarva  has  seven  direct  nonutility  subsidiaries:  Delmarva  Services
Company,   Delmarva   Energy  Company,   Conectiv   Services,   Inc.,   Conectiv
Communications, Inc., DCI, Conectiv Solutions LLC and ECNG.

     Delmarva Services Company, a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1986 to own and finance an office building that it leases to Delmarva and/or its affiliates. Delmarva Services Company also owns approximately 2.9% of the common stock of Chesapeake Utilities Corporation, a publicly-traded gas utility company with gas utility operations in Delaware, Maryland and Florida.

     Delmarva Energy Company ("DEC"), a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1975 to participate in gas and oil exploration and development opportunities.

     DEC's subsidiaries are:

     Conectiv/CNE Energy Services LLC, a Delaware limited liability company in which DEC holds a 50% interest, was formed in 1997 to engage in Rule 58 energy marketing activities in the New England states.

     Conectiv Services, Inc. ("CSI"), a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1996 to acquire and operate service businesses primarily involving heating, ventilation and air conditioning ("HVAC") sales, installation and servicing, and other energy-related activities.

     CSI's subsidiaries are:

     Power Consulting Group, Inc., a Delaware corporation, was formed in 1997 to provide electrical engineering, testing and maintenance services to large commercial and industrial customers.

     Conectiv  Communications,   Inc.,  a  Delaware  corporation  and  a  direct
subsidiary of Delmarva, was formed in 1996 to provide a full-range of retail and wholesale telecommunications services.

     Conectiv Solutions LLC, a Delaware limited liability company in which Delmarva holds a 50% interest, was formed in 1997 to provide power systems consulting, end use efficiency services, customized on-site systems services and other energy services to large commercial and industrial customers.

     ECNG, a Delaware limited liability company in which Delmarva holds a 1/7th interest, is engaged in gas related activities. Delmarva participates in ECNG to do bulk purchasing of gas in order to improve the efficiency of its natural gas local distribution operations.

     Delmarva Capital Investments, Inc. ("DCI"), a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1985 to be a holding company for a variety of unregulated investments.

     DCI's subsidiaries are:

     DCI I, Inc., a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1985 to be involved in equity investments in leveraged leases.

     DCI II, Inc., a Virgin Islands corporation and a wholly-owned foreign sales subsidiary of DCI formed in 1985 to be involved in leveraged lease investments.

     Delmarva Capital Technology Company ("DCTC"), a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1986 to be involved in projects related to the development of new technologies and alternative energy resources.

     DCTC's subsidiaries are:

     DCTC-Burney, Inc., a Delaware corporation and a wholly-owned subsidiary of DCTC formed in 1987 to invest in Burney Forest Products, A Joint Venture, as a general partner.

     DCTC-Burney, Inc.'s subsidiaries are:

     Forest   Products,   L.P.,  a  Delaware  limited   partnership,   in  which
DCTC-Burney, Inc. is the sole 1% general partner, and which is a general partner in Burney Forest Products, A Joint Venture.

     Burney Forest Products, A Joint Venture, a California general partnership which is owned by DCTC-Burney, Inc. and Forest Products, L.P. The partnership owns a power plant in Burney, CA. DCTC-Burney, Inc.'s total direct and indirect ownership interest is 45%.

     DCTC is a limited partner in:

     Luz Solar Partners, Ltd. IV, a California limited partnership which owns a solar-powered generating station in Southern California in which DCTC owns a 4.7% limited partnership interest.

     UAH-Hydro Kennebec, L.P., a New York limited partnership which owns a hydro-electric project in which DCTC owns a 27.5% limited partnership interest.

     Delmarva Capital Realty Company ("DCRC"), a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1986 to invest in real estate projects. It is a vehicle for the sale of properties not used or useful for the utility business.

     DCRC's subsidiaries are:

     Christiana  Capital  Management,   Inc.,  a  Delaware   corporation  and  a
wholly-owned subsidiary formed in 1987, which owns an office building leased to affiliates.

     Post and Rail Farms, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1987 to develop and sell a residential housing development.

     Delmarva  Operating   Services  Company,  a  Delaware   corporation  and  a
wholly-owned subsidiary of DCI formed in 1987, which acts as a holding company for utility operation and maintenance companies.

     Delmarva Operating Service Company's subsidiaries are:

     DelStar Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1992 to operate and maintain the Delaware City Power Plant in Delaware City, DE, a qualifying facility, under a contract with the plant's current owner.

     DelWest Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1993 to operate and maintain a power plant in Burney, CA, a qualifying facility under a contract with the plant's owner, Burney Forest Products, A Joint Venture (an investment of DCTC-Burney, Inc.).

     DelCal Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1996 to operate and maintain a power plant in Sacramento, California, a qualifying facility owned by the Sacramento Power Authority under a subcontract with Siemens Power Corporation.

     Together, at December 31, 1996, Delmarva's nonutility subsidiaries and investments constituted approximately 4 percent of the consolidated assets of Delmarva and its subsidiaries. In connection with the Mergers, one or more of the direct and indirect subsidiaries of Delmarva may be merged with and into, or become a subsidiary of, one or more existing direct or indirect subsidiaries of Atlantic or vice versa. A corporate chart of Delmarva and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-2.

     b.   Atlantic

     Atlantic has three direct nonutility subsidiaries, AEII, AEE, and Conectiv Solutions LLC.

     AEII, a Delaware corporation, is a direct subsidiary of Atlantic formed in 1996 to broker used utility equipment to developing countries and to provide utility consulting services related to the design of sub-stations and other utility infrastructure. This subsidiary is winding down its business.

     AEE, a New Jersey corporation, is a direct subsidiary of Atlantic formed in 1995 to be a holding company for Atlantic's non-regulated subsidiaries. Through its 6 wholly-owned subsidiaries, and 50% equity interest in Enerval, LLC, a natural gas marketing venture, AEE has consolidated assets totaling $217 million. These 7 subsidiaries pursue growth opportunities in energy-related fields, particularly those that will complement Atlantic's existing businesses and customer relationships.

     AEE's active subsidiaries are:

     ATE, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1986. ATE holds and manages capital resources for AEE. ATE's primary investments are equity investments in leveraged leases of three commercial aircraft and two container ships. In August, 1996, ATE joined with an unaffiliated company to create EnerTech Capital Partners, L.P., an equity limited partnership that will invest in and support a variety of energy-related technology growth companies. ATE also owns 94% of EnerTech Capital Partners L.P. At December 31, 1996, ATE had invested $7.3 million in this partnership. At December 31, 1996, ATE's total equity amounted to $11.1 million. It has outstanding financing arrangements of $10.0 million with ASP and $14.1 million with AEE.

     AGI, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1986. AGI develops, owns and operates independent power production projects.

     AGI's investments in power projects consist of the following:

     Pedrick Ltd., Inc., a New Jersey corporation and a wholly-owned subsidiary of AGI, formed in 1989 to hold a 35% limited partnership interest in Pedricktown Cogeneration Limited Partnership.

     Pedrick Gen., Inc., a New Jersey corporation and a wholly-owned subsidiary of AGI, formed in 1989 to hold a 15% general partnership interest in Pedricktown Cogeneration Limited Partnership.

     Vineland  Limited,   Inc.,  a  Delaware   corporation  and  a  wholly-owned
subsidiary of AGI, formed in 1990 to hold a 45% limited partnership interest in Vineland Cogeneration Limited Partnership.

     Vineland  General,   Inc.,  a  Delaware   corporation  and  a  wholly-owned
subsidiary of AGI, formed in 1990 to hold a 5% general partnership interest in Vineland Cogeneration Limited Partnership.

     Binghamton General, Inc., a Delaware corporation and a wholly-owned subsidiary of AGI, formed in 1990 to hold a 10% general partnership interest in Binghamton Cogeneration Limited Partnership, whose assets have been sold to a third party.

     Binghamton Limited, Inc., a Delaware corporation and a wholly-owned subsidiary of AGI, formed in 1990 to hold a 35% limited partnership interest in Binghamton Cogeneration Limited Partnership, whose assets have been sold to a third party.

     ATS, a Delaware corporation and a wholly-owned subsidiary of AEE, formed in 1994. ATS and its wholly-owned subsidiaries develop, own and operate thermal heating and cooling systems. ATS also provides other energy-related services to business and institutional energy users. ATS plans to make an investment in capital expenditures related to district heating and cooling systems to serve the business and casino district in Atlantic City, NJ. ATS is also pursuing the development of thermal projects in other regions of the U.S.

     ATS's subsidiaries are:

     Atlantic  Jersey  Thermal  Systems,   Inc.,  a  Delaware   corporation  and
wholly-owned subsidiary formed in 1994, that owns a 10% general partnership interest in TELPI (as defined below).

     ATS Operating Services, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1995 that provides thermal energy operating services.

     Thermal  Energy  Limited  Partnership  I  ("TELPI"),   a  Delaware  limited
partnership wholly-owned by Atlantic Thermal and Atlantic Jersey Thermal Systems, that holds an investment in the Midtown Energy Center. The Midtown Energy Center, which produces steam and chilled water, will represent the initial principal operations of ATS. Currently, TELPI is operating the heating and cooling equipment of several businesses in Atlantic City, NJ. Some of these businesses will be served by the ATS district system once it is in commercial operation and others will continue to be served independently by ATS.

     Atlantic Paxton Cogeneration, Inc., a wholly-owned subsidiary formed in 1997, that holds a 5% general partnership interest in ATS-EPC, L.P.

     ATS-EPC, L.P., a limited partnership formed in 1997 with a 5% general partnership interest held by Atlantic Paxton Cogeneration, Inc. and a 45% limited partnership interest held by ATS, owns a cogeneration qualifying facility which sells steam to Harrisburg Steam Works Limited and electric energy to Pennsylvania Power & Light Company.

     Harrisburg Steam Works Limited, a Pennsylvania corporation owned 50% by ATS, provides thermal energy services to the city of Harrisburg, Pennsylvania. Discussions are underway for the sale of the Atlantic Paxton Cogeneration, Inc. and Atlantic's interests in Harrisburg Steam Works Limited and ATS-EPC, L.P.

     Atlantic-Pacific Glendale, LLC, a Delaware limited liability company in which ATS holds a 50% interest, was formed in 1997 to construct, own and operate an integrated energy facility to provide heating, cooling and other energy services to DreamWorks Animation, LLC in Glendale, California.

     Atlantic-Pacific Las Vegas, LLC, a Delaware limited liability company in which ATS holds a 50% interest, was formed in 1997 to finance, own and operate an integrated energy plant to provide heating and cooling services to three affiliated customers in Las Vegas, Nevada.

     CCI, a Delaware corporation and a wholly-owned subsidiary of AEE formed in 1995 to pursue investments and business opportunities in the telecommunications industry.

     ASP, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1970 that owns and manages a 280,000 square-foot commercial office and warehouse facility in southern New Jersey. Approximately fifty percent of the space is presently leased to system companies and fifty percent is leased to nonaffiliates.

     AET, a Delaware corporation and a wholly-owned subsidiary of AEE formed in 1991. AET is currently winding up its sole investment in technology, The Earth Exchange, Inc., which is nominal. There are no future plans for investment activity at this time by AET.

     Enerval, LLC ("Enerval"), a Delaware limited liability company. In 1995, AEE and Cenerprise, Inc., a subsidiary of Northern States Power established Enerval, formerly known as Atlantic CNRG Services, LLC. AEE and Cenerprise each own 50 percent of Enerval. Enerval provides energy management services, including natural gas procurement, transportation and marketing. Discussions are underway for the sale of Enerval.

     Conectiv Solutions LLC, a Delaware limited liability company in which Atlantic holds a 50% interest, was form in 1997 to provide power systems consulting, end use efficiency services, customized on-site systems services and other energy services to large commercial and industrial customers.

     At December 31, 1996, Atlantic's nonutility subsidiaries and investments constituted approximately 8.2 percent of the consolidated book value of the assets of Atlantic and its subsidiaries.

     A corporate chart of Atlantic and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-3. In connection with the Mergers, one or more of the direct and indirect subsidiaries of Atlantic may be merged with and into, or become a subsidiary of, one or more existing direct or indirect subsidiaries of Delmarva or vice versa."


4.   Item 3.A.2.a.ii. is restated to read as follows:

     "ii. Direct and Indirect Nonutility Subsidiaries of Conectiv

     As a result of the Mergers, the nonutility businesses and interests of Delmarva and Atlantic described in Item 1.B.3 above will become businesses and interests of Conectiv. The total assets of all nonutility investments of Delmarva and Atlantic at June 30, 1997 totaled $403 million.

     Corporate charts showing the nonutility subsidiaries of Delmarva and Atlantic are filed as Exhibits E-2 and E-3. A corporate chart showing the projected arrangement of these subsidiaries under Conectiv has been filed as Exhibit E-4.

         Standard for acquisition: Section 11(b)(1) generally limits a registered holding company to acquire "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or "functional" relationship between the nonutility activity and the system's core nonutility business, in its recent release promulgating Rule 58,/1/ the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular nonutility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 REPORT, the Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers./2/ As set forth more fully below, the non-utility business interests that Conectiv will hold directly or indirectly all meet the Commission's standards for retention.

----------
/1/ EXEMPTION OF ACQUISITION BY REGISTERED PUBLIC-UTILITY HOLDING COMPANIES OF SECURITIES OF NONUTILITY COMPANIES ENGAGED IN CERTAIN ENERGY-RELATED AND GAS-RELATED ACTIVITIES, HCAR No. 26667 (Feb. 14, 1997) ("RULE 58 RELEASE").

/2/  1995 REPORT at 81-87, 91-92.
----------

     The following is a description of the specific bases under which the nonutility investments of Delmarva and Atlantic may be retained in the Conectiv holding company system:

     Development and commercialization of electrotechnologies:

     The business activities of the following company, either directly or through a subsidiary, are energy-related activities within the meaning of Rule 58(b)(1)(ii), involving "the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." SEE ALSO NEW CENTURY ENERGIES, HCAR No. 26748 (Aug. 1, 1997). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:/3/

----------
/3/ Rule 58 explicitly permits indirect investment in energy- related companies through project parents. Although Rule 58 was adopted pursuant to Section 9(c)(3) of the Act, businesses permissible under the rule are retainable under Section 11. See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 931 (D.C. Cir. 1971) (Section 9(c)(3) may not be used to circumvent Section 11).
----------

     ATE  is  an  investor  in  EnerTech  Capital  Partners,   L.P.,  a  limited
partnership that will invest in and support a variety of energy technology growth companies.

     Brokering and marketing of energy commodities:

     The business activities of the following companies are energy-related activities within the meaning of Rule 58(b)(1)(v), involving "the brokering and marketing of energy commodities, including but not limited to electricity or natural or manufactured gas or other combustible fuels." SEE ALSO NEW CENTURY ENERGIES, INC., HCAR No. 26784 (Aug. 1, 1997); SEI HOLDINGS, INC., HCAR No. 26581 (Sept 26, 1996); NORTHEAST UTILITIES, HCAR No. 26654 (Aug. 13, 1996);
UNITIL CORP., HCAR No. 26257 (May 31, 1996); NEW ENGLAND ELECTRIC SYSTEM, HCAR No. 26520 (May 23, 1996); and EASTERN UTILITIES ASSOCIATES, HCAR No. 26493 (March 14, 1996). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:

     Delmarva Energy Company is expected to provide marketing of energy.

     Conectiv/CNE Energy Services LLC provides energy marketing services in the New England states.

     Thermal energy products:

     The business activities of the following companies (directly or through subsidiaries) are energy-related activities within the meaning of Rule 58(b)(1)(vi), involving "the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities." SEE ALSO NEW CENTURY ENERGIES, HCAR No. 26748 (Aug. 1, 1997); CINERGY CORP., HCAR No. 26474 (Feb. 20, 1996). Accordingly, these interests are retainable under
Section 11(b)(1) of the Act:

     ATS develops, owns and operates thermal heating and cooling systems. It is also exempt as a holding company over the following companies engaged in the same type of activities:

     Atlantic Jersey Thermal Systems, Inc. provides operating services for thermal heating and cooling systems.

     ATS Operating Services, Inc. provides thermal energy operating services.

     TELPI holds an investment in the Midtown Energy Center, which produces steam and chilled water.

     Atlantic-Pacific Glendale, LLC provides heating, cooling and other energy services.

     Atlantic-Pacific Las Vegas, LLC provides heating and cooling services.

     Ownership and operation of QFs:

     The business activities of the following companies, directly or through subsidiaries, are energy-related activities within the meaning of Rule 58(b)(1)(viii), involving "the development, ownership or operation of 'qualifying facilities'..., and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA." SEE ALSO NEW CENTURY ENERGIES, INC., HCAR No. 26748 (AUG. 1, 1997); ENTERGY CORP., HCAR No. 26322 (June 30, 1995); SOUTHERN CO., HCAR No. 26212 (Dec. 30, 1994); CENTRAL AND SOUTH WEST CORP., HCAR No. 26156 (Nov. 3,
1994);CENTRAL AND SOUTH WEST CORP., HCAR No. 26155 (Nov. 2, 1994); and NORTHEAST UTILITIES, HCAR No. 25977 (Jan. 24, 1994). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:

     DCTC has partnership interests in Luz Solar Partners, Ltd. IV and UAH-Hydro Kennebec, L.P., which own qualifying facilities located in southern California and New York state, respectively.

     Delmarva Operating Services Company ("DOSC") is retainable as a holding company over the following companies engaged in the operation and maintenance of qualifying facilities:

     DelWest Operating Company will operate and maintain a qualifying facility in Burney, CA, under a contract with the plant's owner, Burney Forest Products, Joint Venture (an investment of DCTC-Burney, Inc.).

     DelCal Operating  Company  operates and maintains a qualifying  facility in
Sacramento,   California  owned  by  the  Sacramento  Power  Authority  under  a subcontract with Siemens Power Corporation.

     DelStar Operating Company operates and maintains the Delaware City Power Plant, a qualifying facility in Delaware City, Delaware under a contract with the plant's owner.

     DCTC-Burney, Inc. together with the following company or companies, engages in the operation and ownership of qualifying facilities:

     Forest Products, L.P. is a general partner in a general partnership that owns a qualifying facility.

     Burney Forest Products, A Joint Venture owns a qualifying facility in Burney, CA.

     AGI is retainable as a holding company over the following companies engaged in the operation and ownership of qualifying facilities:

     Pedrick Ltd., Inc. holds a limited partnership interest in Pedricktown Cogeneration Limited Partnership, a qualifying facility.

     Pedrick Gen., Inc. holds a general partnership interest in Pedricktown Cogeneration Limited Partnership, a qualifying facility.

     Vineland Limited, Inc. holds a limited partnership interest in Vineland Cogeneration Limited Partnership, a qualifying facility.

     Vineland General, Inc. holds a general partnership interest in Vineland Cogeneration Limited Partnership, a qualifying facility.

     Telecommunications facilities:

     Section 34 of the Act provides an exemption from the requirement of prior Commission approval the acquisition and retention by a registered holding company of interests in companies engaged in a broad range of telecommunications activities and businesses. Section 34 permits ownership of interests in telecommunications companies engaged exclusively in the business of providing telecommunications service upon application to the Federal Communications Commission for a determination of "exempt telecommunications company" status. Conectiv Communications, Inc. is an exempt telecommunications company under
Section 34 of the Act. CCI is expected to merge with and into Conectiv Communications, Inc. shortly after the Merger is consummated.

     Real estate:

     In prior orders, the Commission has approved the purchase of real estate which is incidentally related to the operations of a registered holding company. See UNITIL Corporation et al., Holding Co. Act Release No. 25524 (Apr. 24, 1992) (Commission noted that UNITIL Realty Corporation, a subsidiary of the registered holding company, UNITIL, which acquired real estate to support utility operations, engaged in activities which were within the confines of the Act). Consequently, since the real estate held by the following companies is substantially similar to that owned by UNITIL Realty Corporation, the companies are retainable subsidiaries of a registered holding company under Section 11(b)(1) of the Act:

     Delmarva Services Company was formed to own and finance an office building leased to Delmarva and/or affiliates.

     Christiana Capital Management, Inc. was formed to own and finance an office building leased to affiliates.

     ASP owns and manages a commercial office and warehouse facility in southern New Jersey. Fifty percent of the space is presently leased to system companies and fifty percent is leased to a high school and a day care center.

     Delmarva Capital Realty Company ("DCRC") is a vehicle for the sale of properties not used or useful for the utility business.

     Post and Rail Farms, Inc. ("Post and Rail") is engaged in the development and sale of a residential housing development.

     With respect to DCRC and Post and Rail, these companies are managing real estate that was acquired for an intended utility purpose which has ceased to exist, or in order for the utility to obtain the necessary rights of way for transmission lines and other utility operations. Unlike many other states, Delaware does not provide a right of condemnation for a franchised electric utility. Rather, the utility is often forced to acquire the underlying fee simple for a larger parcel in order to obtain an easement or right of way. The development of these properties is a means of recovering the costs associated with their acquisition. Accordingly, we submit, such interests are retainable either under Section 11(b)(1) or pursuant to Section 9(c)(3) "in the ordinary course of business" of a registered system.

     Leveraged leases:

     The Commission has approved investments by registered holding companies in leveraged leases under Section 9(c)(3), which exempts from Section 9(a) and
Section 10, "such commercial paper and other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." Central and South West Corporation, HCAR 23588 (Jan. 22, 1985). As the Commission noted in Central and South West, title held by the lessor in such circumstances is insufficient to make lessor an "owner" under Section 2(a)(3)(4) of the Act. Moreover, attempting to reduce one's tax liability through leveraged lease investments is within the ordinary course of business. Consequently, since the leveraged lease investments held by the following companies and related activities of the companies are substantially similar to those discussed above, the companies are retainable subsidiaries of a registered holding company under 11(b)(1) of the Act:

     DCI I, Inc. makes equity investments in leveraged leases of aircraft.

     DCI II, Inc. is a foreign sales subsidiary formed to obtain certain tax benefits from leveraged lease investments by DCI I, Inc.

     ATE's primary investments are equity investments in leveraged leases of three commercial aircraft and two container ships. The other activities of ATE Investment, Inc. are (i) its investment in EnerTech Capital Partners, L.P., which, as discussed above, is retainable pursuant to Rule 58(b)(1)(ii) and (ii) certain financing arrangements with affiliates.

     Gas related Activities:

     Conectiv will hold an indirect ownership interest in ECNG, which is engaged in gas-related activities. Delmarva participated in the formation of ECNG in order to improve the efficiency of its natural gas local distribution operations. ECNG members provide emergency backup natural gas supplies to other members and jointly undertake the bulk purchase and storage of natural gas for use in their local distribution business. Because these activities are functionally related to the operations of the gas utility business of Delmarva, ECNG is retainable by Conectiv under Section 11(b)(1). Further, upon Commission approval of the Mergers, ECNG will be exempt from all obligations, duties or liabilities imposed upon it by the Act as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof. SEE RULE 16.

Nonutility Holding Companies:

     In addition to the companies discussed above which are engaged in a single type of business activity, Conectiv will have several other direct and indirect holding company subsidiaries, which are holding companies for subsidiaries engaged in a variety of businesses. The following holding companies are retainable because all of their investments are in companies which are retainable, as outlined above:

DCI is the holding company over DCI I, Inc., DCI II, Inc., DOSC, DCRC and Delmarva Capital Technology Company.

Delmarva Capital Technology Company ("DCTC") is the holding company over DCTC-Burney, Inc.

AEE is holding company over ATE, AET, AGI, ATS, CCI, ASP and Enerval.

Home Security Business:

     The home  security  business of ACE,  which is located  exclusively  in its service territory has annual revenues of less than $10,000. It is a small operation that developed from utility operations and incurs very little cost at this point. Accordingly, Conectiv seeks to retain this business under Section 11(b)(1). Although it is currently within ACE, it may be moved to a separate subsidiary of Conectiv. Any such subsidiary will apply for exempt telecommunications company status under Section 34.

Retail Services:

     Conectiv Services, Inc. ("CSI"), directly and through subsidiaries, provides a wide range of energy-related goods and services to industrial, commercial and residential customers. Many of these services are "energy-related" within the meaning of Rule 58. The remainder have previously been found to be "functionally related" and so retainable under Section 11(b)(1)./4/

----------
/4/ Certain of these services are currently being offered by Delmarva or Atlantic or certain of their subsidiaries. It is contemplated that, in connection with the proposed Mergers, the responsibility for these services will be transferred to a newly-formed entity, Conectiv Enterprises Inc. ("CEI").
----------

     CSI provides Energy Management Services, often on a turnkey basis, which may involve the marketing, sale, installation, operation and maintenance of various products and services related to the business of energy management and demand-side management. Energy Management Services may include energy audits; facility design and process enhancements; construction, maintenance and installation of, and training client personnel to operate energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies; design and specification of energy consuming equipment; and general advice on programs, as contemplated by Rule 58(b)(1)(i). In particular, Energy Management Services include the design, construction and installation, and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures as approved by the Commission in Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) ("Cinergy Solutions"). CSI also provides conditioned power services, that is, services designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment, again as approved in the Cinergy Solutions Order.

     CSI also markets comprehensive Asset Management Services, on a turnkey basis or otherwise, in respect of energy-related systems, facilities and equipment, including distribution systems and substations, transmission facilities, electric generation facilities (stand-by generators and self-generation facilities), boilers, chillers (refrigeration and coolant equipment), HVAC and lighting systems, located on or adjacent to the premises of a commercial or industrial customer and used by that customer in connection with its business activities, as permitted under the Cinergy Solutions Order. CSI also provides such services to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978. See Rule 58(b)(1)(viii)./5/

----------
/5/ CSI will not undertake any Asset Management Service without further Commission approval if, as a result thereof, CSI would become a public utility company within the meaning of the Act.
----------

     CSI provides Consulting Services to associate and nonassociate companies. The Consulting Services may include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services. See the Cinergy Solutions Order; see also Rule 58(b)(1)(vii). CSI also offers marketing services to nonassociate businesses in the form of bill insert and automated meter-reading services, as well as other consulting services, such as how to set up a marketing program. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (Aug. 27, 1997) (the "1997 CNG Order").

     With respect to all of the utility or energy-related service lines that enter a customer's house, as well as utility bill insurance and other similar or related services. See the Cinergy Solutions Order. CSI may also provide centralized bill payment centers for "one stop" payment of all utility and municipal bills, and annual inspection, maintenance and replacement of any appliance. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26363 (Aug. 28, 1995). CSI also is engaged, either directly or through subsidiaries, in the marketing and brokering of energy commodities, including retail marketing activities, as approved by Rule 58(b)(1)(v).

     CSI also provides Other Goods and Services as are permissible for a gas-registered holding company under Rule 58 and incidental services related to the consumption of energy and the maintenance of property by those end-users, where the need for the service arises as a result of, or evolves out of, the above services and the incidental services do not differ materially from the enumerated services. See the 1997 CNG Order.

     In connection with its activities, CSI from time to time may form new subsidiaries to engage in the above activities, or acquire the securities or assets of nonassociate companies that derive substantially all of their revenues from the above activities./6/

----------
/6/ Immediately after the merger while corporate reorganization is being implemented, and from time to time thereafter, it may be appropriate for these services to be offered through an associate company of CSI. Conectiv requests the Commission to reserve jurisdiction pending completion of the record with respect to such associate companies.
----------

     Provision of the above goods and services, which are closely related to the system's core energy business, is intended to further Conectiv's goal of becoming a full-service energy provider.

     As noted previously, Delmarva Services Company also owns approximately 2.9% of the common stock of Chesapeake Utilities Corporation ("Chesapeake"), a publicly-traded gas utility company with gas utility operations in Delaware, Maryland and Florida. Conectiv requests that the Commission reserve jurisdiction over the Chesapeake stock for a period of three years from the date of its order to permit Conectiv to effect an orderly disposition of the stock or otherwise comply with the requirements of the Act.


     5.   In Item 3.B.2., the third paragraph is restated to read as follows:

     "In addition, it is expected that certain assets such as real property used for administrative purposes and information technology equipment and software may be transferred from Delmarva or ACE to Support Conectiv or other Conectiv companies at cost in conjunction with the integration of the two companies after consummation of the Mergers. For example, Delmarva currently owns the building that is likely to be used by Support Conectiv and so may transfer this asset. These transfers may require approval by various public utility commissions. Any such transfers will be in accordance with Section 13 and the rules thereunder."


     6.   The following exhibit is added to Item 6.A.:

J-5 Certificate of Service, November 26, 1997.


     7.   The following exhibit is added to Item 6.A.:

J-6 Certificate of Service, December 19, 1997.


     8.   The following exhibit is added to Item 6.A:

J-7 FERC Order Denying Rehearing.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to the Application/Declaration of Conectiv, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 19, 1997

                                                Conectiv, Inc.



                                                By: /s/ B.S. Graham
                                                    Barbara S. Graham
                                                    President